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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

KAISER GROUP HOLDINGS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
483059101
(CUSIP Number)
TENNENBAUM & CO., LLC
2951 28TH STREET, SUITE 1000
SANTA MONICA, CALIFORNIA 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
DECEMBER 30, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	483059101	Page	2	of	3

1	NAMES OF REPORTING PERSONS: TENNENBAUM & CO., LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
95-4587347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		77,924

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

77,924

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

77,924

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 1,613,270 shares of common stock outstanding as of November 10, 2005, as reported by Kaiser Group Holdings, Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2005.

CUSIP No.	483059101	Page	3	of	3

1	NAMES OF REPORTING PERSONS: Michael E. Tennenbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		274,975 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		77,924

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		274,975 (1)

WITH	10	SHARED DISPOSITIVE POWER:

77,924

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

352,899

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

21.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 222,105 shares held by Michael E. Tennenbaum and Suzanne S. Tennenbaum as trustees of the Tennenbaum Living Trust.
(2) Based on 1,613,270 shares of common stock outstanding as of November 10, 2005, as reported by Kaiser Group Holdings, Inc. in its quarterly report on Form 10-Q for the quarter ended September 30, 2005.

     This Amendment No. 3 to Schedule 13D relating to Kaiser Group Holdings, Inc., a Delaware corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on March 26, 2002, as amended by Amendment No. 1 thereto filed with the Commission on June 26, 2002 and Amendment No. 2 thereto filed with the Commission on January 27, 2003 (collectively, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.
ITEM 1. SECURITY AND ISSUER
     The information in Item 1 is hereby amended and restated as follows:
     This Schedule 13D (“Statement”) relates to the beneficial ownership of 352,899 shares of common stock, par value of $0.01 per share (“Common Stock”), of the Issuer. The address of the Issuer’s principal executive offices is 9300 Lee Highway, Fairfax, Virginia 22031.
ITEM 2. IDENTITY AND BACKGROUND
     The information in Item 2 is hereby amended as follows:
     (b) The address of the principal business office of the Reporting Persons is 2951 28TH Street, Suite 1000, Santa Monica, California 90405.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     The information in Item 5 is hereby amended and restated as follows:
     (a) The shares of Common Stock identified in Item 1 constitute approximately 21.9% of the outstanding Common Stock of the Issuer based on 1,613,270 shares of Common Stock outstanding as of November 10, 2005, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2005.
     (b) Mr. Tennenbaum has the sole power of voting and disposition with respect to the 274,975 shares he has acquired. By reason of Mr. Tennenbaum’s position as managing member of TCO, Mr. Tennenbaum and TCO may be deemed to share voting and disposition powers with respect to the shares TCO has acquired.
     (c) On December 30, 2005, Mr. Tennenbaum, as trustee of the Tennenbaum Living Trust, transferred 200,000 shares of Common Stock as bona fide gifts to each of two trusts, for an aggregate of 400,000 shares of Common Stock. Except as described in this statement, the Reporting Persons have not effected transactions in the Common Stock of the Issuer within 60 days prior to the date of this statement.
     (d) Not applicable.
     (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
January 3, 2006

/s/ David A. Hollander*
Michael E. Tennenbaum, individually and as Managing Member of Tennenbaum & Co., LLC
*Acting under power of attorney for Michael E. Tennenbaum

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